SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For 1Q Filings 2006.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: Nov 29, 2005 By:
* Robert McLean(Signature)*

Robert I. McLean Jr.

Chief Financial Officer

QI Systems Inc.

*Print name and title under the signature of the signing officer

Q1 2006 Quarterly Report: Nov 2005

Q1 2006 Quarterly Report: Financial Statements

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at September 30, 2005 and June 30, 2005

Expressed in US Dollars

Unaudited

	September 30, 2005	June 30, 2005
	($)	($)

ASSETS
Current
Cash	712,962	59,950
Receivables	32,798	40,784
Share subscriptions receivable	8,669	6,635
Prepaid expenses	305,506	410,545
Inventory	191,604	192,237
	1,251,539	710,151

Property, plant and equipment	17,187	9,106
	1,268,726	719,257

LIABILITIES
Current
Payables and accruals	627,451	808,094
Shareholder loans	1,283	21,392
Deposits received	28,542	16,578
	657,276	846,064

SHAREHOLDERS’ DEFICIENCY
Share capital	12,574,239	11,225,477
Share capital subscribed	446,063	692,333
Value allocated to stock options	285,403	260,318
Deficit	(12,631,408)	(12,218,019)
Cumulative translation adjustment	(62,847)	(86,916)
	611,450	(126,807)
	1,268,726	719,257

On behalf of the Board of Directors:

	“Steven R. Garman”	“Matthew Yugovich”
	Steven R. Garman, Director	Matthew Yugovich, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three months ended September 30, 2005 and September 30, 2004

Expressed in US Dollars

Unaudited

	Three months ended
	September 30, 2005	September 30, 2004
	($)	($)

Revenues	50,199	151,369

Cost of goods sold	19,145	61,803
Gross Margin	31,054	89,566

Expenses
Administration	174,452	87,950
Amortization	1,173	1,215
Corporate finance	-	-
Development costs	48,499	71,315
Financing costs and interest	920	299
Investor relations	142,181	-
Sales and marketing	37,498	46,637
Professional fees	15,293	16,611
Stock-based compensation	24,427	-
	444,443	224,027

Operating loss	(413,389)	(134,461)
Interest income	-	276
Gain on settlement of debt	-	21,569
Net loss	(413,389)	(112,616)

Deficit, beginning of period	(12,218,019)	(11,235,840)
Deficit, end of period	(12,631,408)	(11,348,456)

Loss per share – basic and diluted	(0.0040)	(0.0050)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three months ended September 30, 2005 and September 30, 2004

Expressed in US Dollars

Unaudited

	Three months ended
	September 30, 2005	September 30, 2004
	($)	($)

Cash flows related to Operating Activities
Net loss for the period	(413,389)	(112,616)
Adjustments to reconcile net loss used in operations
Stock-based compensation	24,427	-
Investor relations	111,167
Gain on settlement of debt	-	(21,569)
Amortization	1,173	1,215
	(276,622)	(132,970)
Changes in non-cash working capital items
Receivables	7,986	(117,426)
Prepaid expenses	105,039	419
Inventory	633	(50,301)
Payables and accruals	(180,643)	66,986
Deposits received	(11,964)	(13,146)
	(355,571)	(246,438)

Cash flows related to Investing Activities
Investment in capital assets	(9,254)	-

Cash flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	(20,109)	155,000
Proceeds from issuance of capital, net of issue costs	992,175	-
Proceeds from exercise of stock option warrants	48,667	17,200
Proceeds from share capital subscribed	-	87,300
	1,020,733	259,500

Effect of foreign currency translation on cash	(2,896)	10,121
Net increase (decrease) in cash	653,012	23,183
Cash and cash equivalents (cash deficiency), beginning of period	59,950	12,158
Cash and cash equivalents, end of period	712,962	35,341

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

September 30, 2005

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company’s financial position, results of operations and cash flows as at September 30, 2005 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the fiscal year ended June 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

Q1 2006 Quarterly Report: Management Discussion & Analysis

QI Systems Inc.

Management Discussion and Analysis

For the Quarter Ended September 30, 2005

All figures expressed in US Dollars except where noted

November 28, 2005

Note to Readers - Financial results for the three months ended September 30, 2005 have not been reviewed by the Company’s Auditors.

  The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) is prepared as of November 28, 2005 and should be read in conjunction with the Company’s unaudited consolidated financial statements and the notes thereto for the three months ended September 30, 2005 and the Company’s audited consolidated financial statements and notes thereto for the year ended June 30, 2005.

  The Company’s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2005 consolidated financial statements have been used for preparing the September 30, 2005 quarter results. The Company’s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

The Company operates as a designer, developer and marketer of hardware and software for smart cards. The Company is a leading supplier of smart card systems for various vertical markets including vending machines, parking meters, gaming, photocopiers, laundry machines and water operators. QI’s products have been installed in Canada, the United States of America, Venezuela, the United Kingdom and Norway.

In the quarter ended September 30, 2005 the Company achieved sales of $50,199, which is an increase of $27,817 compared to sales in the preceding quarter. Most of the sales posted in the quarter were to clients operating in the newspaper vending industry. Sales to clients operating in the leisure industry followed (specifically from sales to a client operating bike lockers).

The Company incurred a net loss of $413,389 in the quarter ended September 30, 2005 and has incurred losses in past periods. Losses were funded by the receipt of share capital and the exercise of stock purchase warrants. Financing activity during the quarter ended September 30, 2005 has materially contributed to strengthening cash held by QI to $712,962 from $59,950 held at June 30, 2005. The Company expects to be able to fund working capital deficiencies in future periods with existing cash flow and the issuance of equity.

Results of Operations

For the three months ended September 30,, 2005

Revenues during the three months ended September 30, 2005 were $50,199 derived from the sale of smart cards and ancillary products to the Company’s client base, fundamentally within the newspaper vending industry. Quarterly sales of the Company’s products increased 124% with respect to sales achieved in the preceding period. This represents $27,817 in additional sales. Sales continue to be concentrated in a few clients. Compared to the quarter ended September 30, 2004 (“the comparative quarter”), sales decreased by 66%, or $101,170. The decrease in sales is the result of temporary demand changes from QI’s most significant client in the parking industry. The Company has received a significant sales order from this client, part of which is expected to be delivered in December 2005, contributing to the sales figures in the next quarter.

Cost of sales during the period was $19,145, which represents 38% of sales, a slight improvement from total cost of sales of $61,803 (41% of sales) in the comparative quarter. Gross Margins were $31,054 or 62% of sales (comparative quarter: 59% of sales).

The Company’s expenses in the quarter are categorized as Administration, Amortization, Corporate Finance, Development Costs, Financing Costs and Interest, Investor Relations, Sales and Marketing and Professional Fees.

During the first quarter of fiscal 2006, Administration expenses were $174,452 (comparative period: $87,950), which include the following three major expenses: salaries and benefits paid to employees performing administrative duties of $84,209, $47,661 of foreign exchange expense (most of which is unrealized and refers to adjustments of monetary items at quarter end) and $15,234 of rent expense.

Development costs in the quarter ended September 30, 2005 were $48,499 (comparative period: $71,315) of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company’s products of $46,880 in the quarter. In the same period and as a cost savings initiative, the Company did not incur development consulting fees, while in the comparative quarter it incurred consulting fees of $19,692. The Company anticipates that development costs may increase in 2005 to accommodate the Company’s projected increased commercial activity. During the quarter ended September 30, 2005, this still did not occur and the Company was able to post lower development costs than in the comparative period.

During the quarter the Company incurred investor relations expense of $142,281, most of which refers to the amortization over one year of the cost attributed to shares committed for issuance to an investor relations provider. Other costs are for consulting fees provided to the Company with regards to investor relations. In the comparative quarter, the Company did not incur any investor relations or corporate finance expenses.

Sales and marketing expense in the quarter ended September 30, 2005 was $37,498(comparative period: $46,637) which consists fundamentally of salaries and benefits of $30,503.

Professional fees of $15,293 during the quarter were for legal fees incurred in connection with regulatory and compliance work and are in line with fees of $16,611 in the comparative quarter.

QI recorded an operating loss of $413,389 in the quarter ended September 30, 2005, compared to an operating loss of $134,461 in the comparative period. In the comparative quarter the Company recorded a Gain on Settlement of Debt of $21,569 in connection with settlement of an outstanding claim by a former officer and director. In the quarter ended September 30, 2005, QI posted a net loss of $413,389, or $0.0040 per share, compared to a net loss of $112,616 or $0.0050 in the comparative period.

The Company incur investing activities of $9,254 for purchase of various computer equipments. QI did not have any investing activities in the comparative quarter. QI will face the need to incur further capital expenditures in fiscal 2006 to upgrade certain hardware used by its employees to perform their development duties.

In the period, the Company received $992,175 in cash proceeds net of issue costs, pursuant to private placements. It also received $48,667 from the exercise of stock purchase warrants and repaid $20,109 in shareholder loans (see Liquidity).

At September 30, 2005 the Company’s cash position was $712,962, with working capital of $608,609

Summary of Quarterly Results

Qtr ended

Qtr ended
			Qtr ended	Qtr ended
	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
Total revenues	$50,199	$22,382	$96,208	$120,152
(Net loss)	(413,389)	(495,358)	(181,897)	(192,308)
(Loss) per share, basic and diluted	(0.00)	(0.02)	(0.02)	(0.02)

Qtr ended

Qtr ended
			Qtr ended	Qtr ended
	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003
Total revenues	$151,369	$146,744	$76,323	$84,701
(Net loss)	(112,616)	(441,490)	(149,614)	(130,231)
(Loss) per share, basic and diluted	(0.01)	(0.03)	(0.00)	(0.00)

Liquidity

QI has incurred operating losses in the reporting period and in past periods. Its ability to continue operating as a going concern is contingent on the Company being able to rely on equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At September 30, 2005 the Company’s cash position was $712,962, with working capital of $608,609

During the quarter ended September 30, 2005 the Company:

? Completed a brokered private placement of 6,820,500 units at $0.10 per unit for gross proceeds of $682,050. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.25 per share. The warrants expire on August 31, 2006. In connection with this placement, the Company paid $68,205 in cash and issued 150,000 common shares as commissions. At September 30, 2005, the Company had received all subscriptions for this placement.

? Completed a private placement of 4,641,667 units at $0.15 per share for gross proceeds of $696,250. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire on August 31, 2007. In connection with the private placement, the Company incurred share issuance costs of $10,000. At September 30, 2005, the Company had received all subscriptions for this placement.

? Received $48,667 from the exercise of 243,333 stock warrants at an exercise price of $0.20.

As disclosed in Results of Operations, QI posted a net loss in the quarter of $413,389. Losses in subsequent periods will be reduced or eliminated if the Company is able to secure sales streams that are still not fully in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through further short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company is not subject to debt covenants and does not anticipate it will incur any default or arrears on payment of leases or debt principal or interest.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

In connection with the two private placements completed during the quarter ended September 30, 2005, the Company granted 6,820,500 warrants at a price of $0.25 per share which expire on August 31, 2006 and 4,641,667 warrants at a price of $0.30 per share which expire on August 31, 2007. Also during the quarter 243,333 warrants were exercised for proceeds of $48,667. At September 30, 2005, the Company had outstanding 17,845,408 share purchase warrants (with exercise prices ranging from $0.20 to $0.30) and 1,630,500 share purchase options (with exercise prices ranging from $0.15 to $1.71).

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company’s assets and liabilities.

Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company’s critical accounting estimates or accounting policies during the quarter ended September 30, 2005.

Other MD&A Requirements

As of November 28, 2005, the Company has 39,387,635 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company’s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Q1 2006 Quarterly Report: CEO Certificate

Form 52-109F1 Certification of Interim Filings

November 28, 2005

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 28, 2005

“Steve Garman”

__________________________

Steve Garman

Chief Executive Officer

Q1 2006 Quarterly Report: CFO Certificate

Form 52-109F1 Certification of Interim Filings

November 28, 2005

I, Robert I. McLean Jr., Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QI Systems Inc. (the issuer) for the period ending September 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

November 28, 2005

“Robert I. McLean Jr.”

__________________________

Robert I. McLean Jr.

Chief Financial Officer